DEBENHAMS

1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

RECEIVED

2006 JUL 12 A 11:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34989

File No: *Yet to be advised by SEC*

06015079

3 July 2006

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

Further to the Rule 12g3-2(b) exemption letter submitted by Freshfields Bruckhaus Deringer on behalf of the Company on 8 June 2006 and in accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange and forms filed with the Registrar of Companies since the date of the aforementioned application. A schedule detailing the enclosures is also attached.

Yours faithfully

Sarah Carne
Manager – Secretariat Services

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

dlw 7/13

DEBENHAMS PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC DURING THE PERIOD 9 MAY 2006 TO 27 AUGUST 2006-06-02

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement	3 July 2006
19 June 2006	Stock Exchance Announcement	3 July 2006
20 June 2006	Stock Exchance Announcement	3 July 2006
27 June 2006	Stock Exchance Announcement	3 July 2006

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 05448421

Company Name in full Debenhams plc

	Day	Month	Year
Date of termination of appointment	09	05	2006

as director [ ] as secretary [x] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title Mr *Honours etc.

Forename(s) Chris

Surname Woodhouse

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	27	06	1961

RECEIVED 2006 JUL 12 A 11:40 OFFICE OF INTERNATIONAL CORPORATE FINANCE

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 03 MAY 2006

(**serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

*Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON, ENGLAND, UNITED KINGDOM
EC4Y 1HS Tel 020 7936 4000
DX number 23 DX exchange LONDON/CHANCERY LANE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP-4 Edinburgh 2**

A34 *A5T8RFQC* 266
COMPANIES HOUSE 26/05/2006
COMPANIES HOUSE 13/05/2006

Form revised 10/03

RNS Number:1088E
Debenhams plc
06 June 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Debenhams plc

2. Name of director

Michael Sharp

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Michael Sharp

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Baroness Employee Limited Partnership - 18,895,650 shares

The Debenhams Retail Employee Trust 2004 - 3,146,790 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

The distribution by Baroness Employee Limited Partnership of 5,524,920 shares to employees of the Debenhams Group, of which 2,250,000 shares have been distributed to Michael Sharp, a director of Debenhams plc.

The distribution by Baroness Employee Limited Partnership of 143,745 shares to the Debenhams Retail Employee Trust 2004, in which the executive directors of Debenhams plc are technically deemed to be interested as potential beneficiaries.

7. Number of shares / amount of stock acquired

2,250,000 shares by Michael Sharp.
143,745 shares by the Debenhams Retail Employee Trust 2004

8. Percentage of issued class

0.26% re Michael Sharp
0.02% re the Debenhams Retail Employee Trust 2004

9. Number of shares/amount of stock disposed

5,668,665 by Baroness Employee Limited Partnership

10. Percentage of issued class

0.66%

11. Class of security

Ordinary Shares

12. Price per share

0.01p

13. Date of transaction

5th June 2006

14. Date company informed

5th June 2006

15. Total holding following this notification

Michael Sharp 2,250,000 shares
Michael Sharp (through his interest as a limited partner in Baroness Employee Limited Partnership) 5,250,000 shares
Baroness Employee Limited Partnership 13,226,985 shares (including 5,250,000 shares held on behalf of Michael Sharp)
The Debenhams Retail Employee Trust 2004 3,290,535 shares

16. Total percentage holding of issued class following this notification

Michael Sharp - 0.26% (0.87% including his interest held through Baroness Employee Limited Partnership)
Baroness Employee Limited Partnership - 1.54%
The Debenhams Retail Employee Trust 2004 - 0.38%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

G.A.Johnson 020 7408 3529

25. Name and signature of authorised company official responsible for making this notification

G.A.Johnson, Company Secretary, Debenhams plc

Date of Notification

6th June 2006

END

RNS Number:8008E
Debenhams plc
19 June 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Debenhams plc

2. Name of director

Michael Sharp

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Holding of Michael Sharp

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Michael Sharp - 2,250,000 shares

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

The Prospectus issued on the Admission of Debenhams plc referred to the potential sale by Michael Sharp of 2,141,209 shares. This notification is to advise that such sale of 2,141,209 shares has taken place at a price of 190p per share. This sale was planned to be effected post admission after the second anniversary of Michael Sharp's ownership period, which results in a reduction in his effective tax rate.

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

2,141,209 shares

10. Percentage of issued class

0.25%

11. Class of security

Ordinary Shares of 0.01p

12. Price per share

190p per share

13. Date of transaction

14th June 2006

14. Date company informed

19th June 2006

15. Total holding following this notification

5,250,000 shares held by Michael Sharp as a limited partner in Baroness Employee Limited Partnership, which remain subject to a lock up of 365 days from admission.
108,791 shares held directly by Michael Sharp which remain subject to a lock up of 365 days from admission.
In addition the executive directors of Debenhams plc are technically deemed to be interested as potential beneficiaries in the Debenhams Retail Employee Trust 2004, which holds a total of 3,290,535 shares.

16. Total percentage holding of issued class following this notification

Total of 0.62% held directly or held as an interest through the Baroness Employee Limited Partnership
In addition, as a director of Debenhams plc, Michael Sharp is technically deemed to be interested in the Debenhams Retail Employee Trust 2004, which has a total holding in Debenhams plc of 0.38%.

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

G.A.Johnson 020 7408 3529

25. Name and signature of authorised company official responsible for making this notification

G.A.Johnson, Company Secretary, Debenhams plc

Date of Notification

19th June 2006

END

RNS Number:8977E
Debenhams plc
20 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Debenhams plc

2. Name of shareholder having a major interest

Wellington Management Company, LLP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Wellington Management Company, LLP

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Various registered holders. Wellington Management Company, LLP's acts as an investment manager and shares acquired are held in the client accounts' names or that of their custodians or nominees.

5. Number of shares / amount of stock acquired

26,940,203 Ordinary shares

6. Percentage of issued class

3.14%

7. Number of shares / amount of stock disposed

NIL

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.01p each

10. Date of transaction

19 June 2006

11. Date company informed

20 June 2006

12. Total holding following this notification

26,940,203

13. Total percentage holding of issued class following this notification

3.14%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Guy Johnson, 0207 408 3529

16. Name of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of notification

20 June 2006

END

RNS Number:2441F
Debenhams plc
27 June 2006

27 June 2006

Debenhams plc

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 2,000,000 ordinary shares of 0.01p each of Debenhams plc to be admitted to the Official List. 1,000,000 shares are to be issued upon the exercise of options granted under The Debenhams 2006 Executive Share Option Plan and 1,000,000 shares are to be issued upon the exercise of awards granted under The Debenhams Performance Share Plan.

The shares will rank pari passu in all respects with the existing issued ordinary share capital of the company.

Contact for queries:

Guy Johnson, Company Secretary 0207 408 3529

END